Exhibit 99.1
LJ International Inc. Announces Fourth Quarter and Year-End 2010 Earnings
Release Date and Conference Call
HONG KONG—(Marketwire — 3/21/11) — LJ International Inc. (LJI) (NASDAQ:JADE - News), a leading jewelry manufacturer and retailer, today announced that it will issue its Fourth Quarter and Year-End 2010 financial results pre-market on Tuesday, March 29, 2011 followed by a conference call at 11:00 a.m. EDT.

WHAT:	LJ International Inc. Fourth Quarter 2010 and Year-End Earnings Conference Call
WHEN:	Tuesday, March 29, 2011 — 11:00 a.m. Eastern Standard Time
HOW:	Live via phone by dialing (877) 407-9210 and asking for the LJ
International Inc. call.
Please call at least 10 minutes prior to the start time, or live over the Internet by visiting
http://www.investorcalendar.com/IC/CEPage.asp?ID=163659
REPLAY: A teleconference replay of the conference call will be available through April 12, 2011 and may be accessed by calling
877-660-6853. Please use account #286 and conference ID #368635. Web cast replay available until June 29, 2011.
About LJ International Inc.
LJ International Inc. (LJI) (NASDAQ:JADE — News) is engaged in the designing, branding, marketing and distribution of its full range of jewelry. It has built its global business on a vertical integration strategy, and an unwavering commitment to quality and service. Through its China-based ENZO retail chain stores, LJI is now a major presence in China’s fast-growing retail jewelry market. As a wholesaler, it distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Its product lines incorporate all major categories, including earrings, necklaces, pendants, rings and bracelets. For more information on the Company, visit the Company’s website at www.ljintl.com.
Cautionary Note Regarding Forward-Looking Statements: This press release may contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects” and similar references to future periods. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. We caution you therefore against relying on any of these forward-looking statements. Factors that could cause actual results to differ materially from such statements, as well as additional risk factors, are detailed in the Company’s most recent filings with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking information contained in this press release or with respect to the announcements described herein, except as may be required by law.

Contacts
Corporate:	Investor Relations:
Mr. Ringo Ng	Ms. Jennifer K. Zimmons/ Mr. Richard Cooper
Chief Financial Officer	Managing Director/President
LJ International Inc.	Cooper Global Communications
Tel: 011-852-2170-0018	Tel: 212-838-1444
ringong@ljintl.com	jzimmons@cgc-us.com/ rcooper@cgc-us.com
www.ljintl.com	www.cooperglobalcommunications.com